Exhibit 99.2

Ayr Wellness Inc.

(Formerly Ayr Strategies Inc.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021 AND 2020

(EXPRESSED IN UNITED STATES DOLLARS)

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of the operations of Ayr Wellness Inc. (formerly Ayr Strategies Inc.) (“Ayr”, “the Company”, “we”, “our” or “us”) constitutes management’s review of the factors that affected the Company’s financial and operating performance for the three and six months ended June 30, 2021. This discussion should be read in conjunction with the Company’s Quarterly Report, the unaudited interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020 (the “interim financial statements”). Results are reported in United States dollars, unless otherwise noted. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. The interim financial statements and the financial information contained in this MD&A were prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Further information about the Company and its operations can be obtained on www.sedar.com.

The effective date of this MD&A is August 16, 2021.

Cautionary Note Regarding Forward-Looking Information

Certain statements in this MD&A are forward-looking statements within the meaning of applicable securities laws, including, but not limited to, those statements relating to the Company and their financial capacity and availability of capital and other statements that are not historical facts. These statements are based upon certain material factors, assumptions, and analyses that were applied in drawing a conclusion or making a forecast or projection, including experience of the Company, as applicable, and perception of historical trends, current conditions, and expected future developments, as well as other factors that are believed to be reasonable in the circumstances. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. These statements may include, without limitation, statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies, and outlook of the Company. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “pro forma”, “expects”, “anticipates”, “plans”, “believes”, “estimates”, “intends”, “targets”, “projects”, “forecasts”, “seeks”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections, or conclusions will not prove to be accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. A variety of material factors, many of which are beyond the parties’ control, could affect operations, business, financial condition, performance, and results of the parties that may be expressed or implied by such forward-looking statements and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to, the following:

•	the extent of the impact of the novel strain of coronavirus (“COVID-19”), including government and/or regulatory responses to the outbreak;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates;

•	the adoption and impact of certain accounting pronouncements;

•	the number of users of cannabis or the size of the regulated cannabis market in the United States;

•	the potential time frame for the implementation of legislation to legalize and regulate medical or adult-use cannabis (and the consumer products derived from each of the foregoing) in the United States, and the potential form the legislation and regulations will take;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

•	the Company’s future financial and operating performance and anticipated profitability;

•	future performance, results and terms of strategic initiatives, strategic agreements and supply agreements;

•	the market for the Company’s current and proposed products and services, as well as the Company’s ability to capture market share;

•	the benefits and applications of the Company’s products and services and expected sales thereof;

•	development of affiliated brands, product diversification and future corporate development;

•	anticipated investment in and results of research and development;

•	inventory and production capacity, including discussions of plans or potential for expansion of capacity at existing or new facilities;

•	future expenditures, strategic investments and capital activities;

•	the competitive landscape in which the Company operates and the Company’s market expertise;

•	the Company’s ability to secure further equity or debt financing, if required;

•	consistent or increasing pricing of various cannabis products;

•	the level of demand for cannabis products, including the Company’s and third-party products sold by the Company;

•	the Company’s ability to mitigate risks relating to the cannabis industry, the larger economy, breaches of and unauthorized access to the Company’s systems and related cybersecurity risks, money laundering, costly litigation, and health pandemics;

•	the ability to gain appropriate regulatory approvals for announced acquisitions in the timeframe anticipated;

•	the application for additional licenses and the grant of licenses or renewals of existing licenses that have been applied for;

•	the rollout of new dispensaries, including the number of planned dispensaries to be opened in the future and the timing and location in respect of the same, and related forecasts;

•	the Company’s ability to hit anticipated development targets of cultivation and production projects;

•	the ability to successfully integrate recent acquisitions;

•	the ability to develop the Company’s brand and meet growth objectives;

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

•	the risk related to limited market data and difficulty to forecast results;

•	the concentrated voting control of the Company;

•	market volatility and the risks associated with selling of substantial amount of Subordinate Shares;

•	product liability claims related to the products the Company cultivates, produces and sells; and

•	other events or conditions that may occur in the future.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

Management’s Definition and Reconciliation of Non-GAAP Measures

Management reports certain non-GAAP measures that are used to evaluate the performance of such businesses and the performance of their respective segments, as well as to manage their capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined and reconciled with their most directly comparable GAAP measure.

The Company references non-GAAP measures including cannabis industry metrics, in this document and elsewhere. These are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company include “Adjusted EBITDA” and “Adjusted Gross Profit”.

The Company believes that these non-GAAP financial measures may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

Reconciliations are provided elsewhere in this MD&A.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Description of Business

Ayr is a vertically integrated cannabis multi-state operator in the U.S., with cannabis operations in Massachusetts, Nevada, Pennsylvania, Florida, Arizona, and Ohio. Through its operating companies, Ayr is a leading cultivator, manufacturer, and retailer of cannabis products and branded cannabis packaged goods, and provides operational and service support to licensed cannabis companies. The Company was previously a special purpose acquisition corporation (“SPAC”) which was incorporated for the purpose of effecting an acquisition of one or more businesses or assets, by way of a merger, amalgamation, arrangement, share exchange, asset acquisition, share purchase, reorganization, or any other similar business combination involving the Company, referred to as the Company’s “Qualifying Transaction”. The Company had only one operating segment, cannabis sales, during the period ended June 30, 2021. As the Company has experienced rapid growth, operating segments will be further analyzed and are subject to future change.

The Company is a reporting issuer in the United States and Canada. The Company’s subordinate, restricted, and limited voting shares (“Subordinate Shares”) and warrants (“Warrants”) are trading on the Canadian Stock Exchange (the “CSE”), under the symbols “AYR.A”, “AYR.WT” and “AYR.RT”, respectively. The Company’s Subordinate Shares are also trading on the Over-the-Counter Market (“OTC”) in the United States under the symbol “AYRWF”. The Company originally traded on the OTC under the symbol “AYRSF”, however, that changed on December 4, 2020 to AYRWF.

History of the Company

The Company was incorporated on July 31, 2017 under the Business Corporations Act (Ontario) and continued on May 24, 2019 into British Columbia under the Business Corporations Act (British Columbia) in connection with its Qualifying Transaction. The registered office of the Company is located at 666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8. The head office of the Company is located at 595 Madison Avenue, 20th Floor, New York, New York, 10022.

On September 12, 2018, the Company incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Holdings Inc., to facilitate the proposed Qualifying Transaction. On September 17, 2018, CSAC Holdings Inc. incorporated a wholly-owned subsidiary in Nevada, United States, named CSAC Acquisition Inc. (“CSAC AcquisitionCo”).

For information on the Company’s Qualifying Transaction, please refer to the Company’s final non-offering prospectus dated February 15, 2019 and the Company’s management information circular dated February 19, 2019.

On May 24, 2019, the Company completed its Qualifying Transaction, including through operational and service agreements, of the target businesses of Washoe Wellness, LLC (“Washoe”), The Canopy NV, LLC (“Canopy”), Sira Naturals, Inc. (“Sira”), LivFree Wellness, LLC (“LivFree”) and CannaPunch of Nevada LLC (“CannaPunch”), which collectively constituted its Qualifying Transaction (collectively, the “Qualifying Transaction”).

Business combinations and asset acquisitions

Each of the acquisitions are subject to specific terms relating to the satisfaction of the purchase price by the Company and its wholly-owned subsidiaries, and incorporates payments in cash, shares, and debt as well as certain contingent considerations. The shares issued as consideration are either Subordinate Shares or non-voting exchangeable shares of the Company’s subsidiaries (“Exchangeable Shares”) that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. The Company treats the Exchangeable Shares as options with a value equal to a share of Subordinate Shares, which represents the holder’s claim on the equity of the Company. The Company has presented these Exchangeable Shares as a part of shareholders’ equity within these interim financial statements due to (i) the fact that they are economically equivalent to the Company’s publicly traded Subordinate Shares (ii) the holders of the Exchangeable Shares are subject to restrictions on transfer under United States securities laws, but may dispose of the Exchangeable Shares without such restriction by exchanging them for Subordinate Shares of the Company. Changes in these assumptions would affect the presentation of the Exchangeable Shares from shareholders’ equity to non-controlling interests; however, there would be no impact on loss per share.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

The goodwill recognized on acquisitions is attributable mainly to the expected future growth potential and expanded customer base arising as a result of completion of the respective acquisition. Goodwill has been allocated to the reporting units corresponding to the states of the acquired businesses. None of the goodwill is expected to be deductible for income tax purposes. For further analysis on goodwill relating to business combinations, see Note 7 on the interim financial statements. All the acquisitions noted below were accounted for in accordance with ASC 805.

2021 First Quarter Acquisitions

Business combinations

On February 26, 2021, the Company completed its acquisition of 242 Cannabis LLC and DFMMJ Investments LLC (doing business as (“dba”) Liberty Health Sciences Florida Ltd.) (collectively referred to as “Liberty”) in a stock-for-stock combination. On March 23, 2021, the Company completed its acquisition of Blue Camo LLC dba Oasis (“Oasis”) through a membership interest purchase agreement. On March 31, 2021, the Company completed its acquisition of Ohio Medical Solutions, LLC (“Ohio Medical”) through an asset purchase agreement.

Asset acquisition

On March 30, 2021, the Company completed its acquisition of Greenlight Management, LLC (“Greenlight Management”) and Greenlight Holdings, LLC (“Greenlight Holdings”) through a membership purchase agreement. Greenlight Management has a management agreement with Parma Wellness, Center, LLC (“Parma”). Collectively, the Liberty, Oasis, Ohio Medical, and Parma acquisitions are referred to as the “Q1 2021 Acquisitions.”

The details of the purchase consideration consist of cash, debt, Subordinate Shares, Exchangeable Shares, contingent consideration, purchase consideration payable, and replacement options issued.

Final valuations of the assets acquired and liabilities assumed are not yet complete due to the inherent complexity associated with valuations and the short period of time between the acquisition date and the period end. Therefore, the purchase price allocation is preliminary and subject to adjustment on completion of the valuation process and analysis of resulting tax effects. During the quarter, the Company revised the previously disclosed provisional amounts reflected in the interim financial statements for the three months ended March 31, 2021. Further changes may still be required as management works to finalize the valuation of assets acquired and liabilities assumed. Management will finalize the accounting for the acquisitions no later than one year from the date of the respective acquisition dates. Differences between these provisional estimates and the final acquisition accounting may occur and these differences could have a material impact.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	Liberty	Oasis	Parma	Ohio Medical	Total
	$	$	$	$	$
ASSETS ACQUIRED
Cash	6,650,137	8,237,240	-	-	14,887,377
Accounts receivable	-	26,125	-	6,362	32,487
Inventory	47,569,164	10,388,851	-	313,076	58,271,091
Prepaid expenses and other assets	817,824	463,825	-	85,474	1,367,123
Intangible assets	270,000,000	220,000,000	13,255,000	11,739	503,266,739
Property, plant, and equipment	56,745,883	10,898,530	3,910,000	493,239	72,047,652
Right-of-use assets - operating	11,750,150	15,824,407	-	3,488,670	31,063,227
Right-of-use assets - finance, net	378,992	13,095	-	-	392,087
Deposits	619,377	166,200	-	252,000	1,037,577
Total assets acquired at fair value	394,531,527	266,018,273	17,165,000	4,650,560	682,365,360

LIABILITIES ASSUMED
Trade payables	3,274,256	2,901,326	-	-	6,175,582
Accrued liabilities	5,881,303	2,720,382	-	15,000	8,616,685
Income tax payable	7,135,000	428,875	-	-	7,563,875
Deferred tax liabilities	71,962,667	-	-	-	71,962,667
Lease liabilities - operating	11,693,248	15,824,407	-	3,497,060	31,014,715
Lease liabilities - finance	378,992	13,095	-	-	392,087
Debts payable	7,479,389	-	-	-	7,479,389
Accrued interest	153,057	-	-	-	153,057
Total liabilities assumed at fair value	107,957,912	21,888,085	-	3,512,060	133,358,057

Goodwill	119,770,385	30,909,695	-	11,500	150,691,580

Calculated purchase price	406,344,000	275,039,883	17,165,000	1,150,000	699,698,883

Liberty Business Combination

Liberty is a vertically integrated cannabis company with cultivation, processor, transporter, and retail dispensary operations in Florida. Liberty owns a 387-acre cultivation campus in Gainesville, Florida with over 300,000 square feet of current production facilities and operates dispensaries in the medical market.

Purchase consideration was comprised of the following:

		Shares	Value
Share Capital	i	12,670,958	$399,499,188
Purchase Consideration Payable	ii	75,864	$2,391,895
Replacement Options Issued	iii	248,412	$4,452,917

Total		12,995,234	$406,344,000

Pursuant to the terms of the Definitive Agreement (“Liberty Agreement”), Ayr satisfied the purchase price of $406.3 million for Liberty through the following:

i.	$399.5 million of the Liberty purchase price in the form of 12,670,958 Subordinate Shares of the Company in a stock-for-stock combination. Liberty shareholders received 0.03683 Ayr shares for each Liberty share held;

ii.	$2.4 million of the Liberty purchase price in the form of 75,864 Subordinate Shares were issued to dissenting shareholders who subsequently withdrew their dissent notices. On April 1, 2021, the dissenting Liberty shareholders received 0.03683 Ayr Subordinate Shares for each share held and the Company recognized a gain from fair value adjustment of $1 02,351, see Note 13; and

iii.	$4.5 million of the Liberty purchase price in the form of 248,412 replacement options issued that were fully vested.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Oasis Business Combination

Oasis is a vertically integrated cannabis company with a cultivation, processing, and retail dispensary operations in Arizona. Oasis operates a 10,000 square foot cultivation and processes facility and has an 80,000 square foot cultivation facility under development. Oasis operates three dispensaries in both the adult-use and medical markets.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$9,732,751
Debt Payable	ii		22,504,885
Shares Issued	iii	4,570,434	125,187,247
Contingent Consideration	iv		117,615,000

Total		4,570,434	$275,039,883

Pursuant to the terms of the Definitive Agreement (“Oasis Agreement”), Ayr satisfied the purchase price of $275.0 million for Oasis through the following:

i.	$9.7 million of the Oasis purchase price in the form of cash consideration;

ii.	$22.5 million of the Oasis purchase price in the form of promissory notes payable. The note is subjected to adjustment based on a final working capital adjustment;

iii.	$125.2 million of the Oasis purchase price in the form of 4,570,434 Exchangeable Shares, that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. Two million of the Exchangeable Shares are held in escrow and may be payable upon the achievement of established cultivation targets at the facility under development. These shares have restrictions on their ability to be sold for six to eighteen months (the “Oasis Lock-Up Provision”); and

iv.	A portion of the Oasis purchase price is derived from an earn-out provision, valued through a Monte-Carlo simulation, that may entitle the sellers to earn additional consideration if certain milestones are achieved, see Note 13 for more information.

Parma Asset Acquisition

Greenlight Management operates on a 58,000 square foot facility in Parma, Ohio under a management agreement with Parma. Parma is a recipient of a Tier 1 Cultivator Provisional License in the medical cannabis market in Ohio. The land and building where the facility is located are owned by Greenlight Holdings.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

As the Parma acquisition did not meet the definition of a business according to ASC 805 as there were no outputs at the time of acquisition, it was recorded as an asset acquisition. Purchase consideration for the acquisition was $17,165,000, paid in cash.

Ohio Medical Business Combination

Ohio Medical is a cannabis processor and manufacturer in the Ohio medical market with a 9,000 square foot medical marijuana processor facility that is licensed as part of the Ohio medical cannabis program.

Purchase consideration for the combination was $1,150,000, paid in cash.

2020 Fourth Quarter Acquisitions

On November 18, 2020, CSAC AcquisitionCo completed its acquisition of DocHouse, LLC (“DocHouse”) through a membership interest purchase agreement. On December 23, 2020, CSAC Acquisition PA, Corp (CSAC “PA”), a wholly-owned subsidiary in Nevada, United States, completed its acquisition of CannTech PA through a membership interest purchase agreement. Collectively, the DocHouse and CannTech PA acquisitions are referred to as the “Q4 2020 Acquisitions”.

The details of the purchase price consist of cash, debt, Subordinate Shares, and Exchangeable Shares.

The fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date are as follows:

	DocHouse	CannTech PA	Total
	$	$	$
ASSETS ACQUIRED
Cash	-	2,383,373	2,383,373
Inventory	-	254,342	254,342
Prepaid expenses, deposits, and other current assets	-	525,989	525,989
Intangible assets	13,072,485	62,099,558	75,172,043
Property, plant, and equipment	11,063,908	10,596,301	21,660,209
Right-of-use assets - operating	-	11,131,990	11,131,990
Deposits and other assets	-	204,132	204,132
Total assets acquired at fair value	24,136,393	87,195,685	111,332,078

LIABILITIES ASSUMED
Trade payables	290,512	715,912	1,006,424
Accrued liabilities	46,330	262,130	308,460
Advance from related parties	2,303,349	5,737,455	8,040,804
Lease liabilities - operating	-	11,170,076	11,170,076
Debts payable	-	8,271,432	8,271,432
Total liabilities assumed at fair value	2,640,191	26,157,005	28,797,196

Goodwill	-	3,015,000	3,015,000

Calculated purchase price	21,496,202	64,053,680	85,549,882

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

DocHouse Asset Acquisition

DocHouse owns real property with a grower/processor permit in the Pennsylvania medical cannabis market.

As DocHouse did not meet the definition of a business according to ASC 805, it was recorded as an asset acquisition.

Purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$17,477,788
Debt Payable	ii		1,934,964
Shares Issued	iii	128,265	2,083,450

Total		128,265	$21,496,202

Pursuant to the terms of the Definitive Agreement (“DocHouse Agreement”), Ayr satisfied the purchase price of $21.5 million for DocHouse through the following:

i.	$17.5 million of the DocHouse purchase price in the form of cash consideration, of which $12.4 million was paid on closing, $3.0 million was paid within three months, and $2.1 million was paid within six months of closing;

iv.	$1.9 million of the DocHouse purchase price in the form of promissory note payables; and

v.	$2.1 million of the DocHouse purchase price in the form of 128,265 Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for six to twelve months (the “DocHouse Lock-Up Provision”).

CannTech PA Business Combination

CannTech PA is a vertically integrated cannabis company with a grower/processor and dispensary permit in the Pennsylvania medical market. CannTech PA has a permit to operate six retail dispensaries and a cultivation and processing facility.

The purchase consideration was comprised of the following:

		Shares	Value
Cash	i		$25,160,864
Debt Payable	ii		13,917,181
Shares Issued	iii	1,310,041	24,975,635

Total		1,310,041	$64,053,680

Pursuant to the terms of the CannTech PA Agreement, Ayr satisfied the purchase price of $64.1 million for CannTech PA through the following:

i.	$25.2 million of the CannTech PA purchase price in the form of cash consideration, subject to settlement of the final working capital;

ii.	$15.2 million of the CannTech PA purchase price in the form of promissory notes payable. The fair value of the notes on the acquisition date was $13.9 million; and

iii.	$25.0 million of the CannTech PA purchase price in the form of 1,310,041 Exchangeable Shares that are exchangeable on a one-for-one basis into an equal number of Subordinate Shares of the Company. These shares have restrictions on their ability to be sold for four to twelve months (the “CannTech PA Lock-Up Provision”).

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Fair Value Considerations

The consideration has been allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The business combinations have been accounted for in accordance with ASC 805, with the results included in the Company’s net earnings from the date of acquisition.

The consideration that is subject to a Lock-Up Provision is measured at fair value based on unobservable inputs and is considered a Level 3 measurement. The fair value was determined by the Company’s share price at the acquisition date and other inputs based on other observable market data. The earn-out provision in the Oasis Agreement has been measured at fair value by using a Monte-Carlo simulation model. Refer to Note 13 on the interim financial statements for the contingent consideration fair value treatment subsequent to the acquisition.

Outlook

Current Markets

Massachusetts

In Massachusetts, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and medical retail dispensary operations. Ayr operates in Massachusetts under the Sira Naturals brand. Ayr’s retail and wholesale products include premium cannabis flower and cannabis products, including concentrates, edibles, and vaporizer products. Its top branded products include Sira Naturals flower, Entourage vape pens, Wicked Sour gummies, Origyn Extracts, Jimmy’s Choice flower, Nantucket Nuggets flower, and Root 90 flower. The Company sells cannabis products at its medical dispensaries and is actively seeking licenses to operate adult-use cannabis retail establishments.

Ayr currently operates two state of the art facilities encompassing approximately 50,000 square feet of cultivation and production space. Ayr has begun construction on an additional 100,000 square feet of cultivation and production space.

Nevada

In Nevada, Ayr provides operational services to licensed Nevada establishments engaging in retail, cultivation, production, and distribution operations in Nevada, under Services and Operations Agreements. Ayr provides operational services to the some of the most productive dispensaries in Nevada, with six dispensaries licensed to sell in both the medical and adult-use markets. Four of the dispensaries operate under the name “The Dispensary” with retail operations in the Greater Las Vegas markets (Clark County and Henderson, Nevada) as well as Reno, Nevada. The two remaining dispensaries are operating under the MYNT brand, with retail operations in Unincorporated Washoe County and Reno, Nevada. Overall, Nevada retail operations currently generate annualized sales averaging close to $9,000 per square foot.

The licensed cultivation and production facilities to which Ayr provides operational services produce premium cannabis products in over 70,000 square feet of cultivation and production space. The top branded products in Nevada include Kynd flower, Tumbleweed vape pens, Sun Valley extracts, CannaPunch beverages, Highly Edible and Kanji gummies, Dutch Girl edibles, and Nordic Goddess balm. In Nevada, the licensed establishments to which Ayr provides operational support, sell their branded products through the wholesale channel as well as the six dispensaries referenced above.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Pennsylvania

In Pennsylvania, Ayr is vertically integrated with a cultivation, processing, extraction, and medical retail dispensary operations. The cultivation operations encompass a 143,000 square foot cultivation and processing facility and a 38,400 square foot cultivation and extraction facility, with the capacity to expand to 74,000 square feet. There are three dispensaries operating under the name “Ayr Wellness”, in New Castle, Plymouth Meeting, and Gibsonia, Pennsylvania. Ayr currently sells branded product in Pennsylvania under the Revel brand (flower, vapes, and Rick Simpson Oil) and the Seven Hills brand (flower), through its retail establishments and wholesale channels.

Florida

In Florida, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and retail dispensary operations. Ayr’s current operations include a 300,000 square foot cultivation and production facility, 39 opened retail dispensaries, and an additional 11 retail locations under development scheduled to open in 2021. The retail dispensaries currently operate under the Liberty Health Science banner. Ayr’s products include cannabis flower and cannabis products, including concentrates, and vaporizer products.

Arizona

In Arizona, Ayr is vertically integrated with cultivation, extraction, production, manufacturing, distribution, and retail dispensary operations. Ayr’s current operations include a 10,000 square foot cultivation and production facility and three retail dispensaries which operate under the Oasis brand and serve both the medical and adult-use markets. It has another 80,000 square feet of cultivation and production under development. Ayr’s products include premium cannabis flower and cannabis products, including concentrates, edibles, and vaporizer products. Its top branded products, which include Lit vape pens and Haze Extracts, are sold at its retail stores and in the wholesale market.

Ohio

In Ohio, Ayr has a 9,000 square foot production facility and a 58,000 square foot cultivation and production facility under development.

Brand Strategy

The level of products and brands across Ayr’s portfolio allows customers and patients the ability to select from a wide-range of high-quality products. By sharing brands across markets, Ayr has expanded the variety offered to customers and patients while expanding brand visibility. The Company maintains strict brand and quality assurance standards and implements standard operating procedures across its cultivation and production facilities to ensure product continuity and positive customer experiences across operating markets. This includes the centrally managed procurement of equipment and supplies.

Future Markets

Ayr leverages its human capital to drive improvements across all portfolios and divisions of the company. These synergies have driven Ayr’s operational success. Building on the operational excellence, Ayr plans on bringing its winning strategy to capitalize on expansion opportunities.

The Company’s business strategy is to evaluate each market opportunity pursuant to the relevant local competitive and regulatory landscape, supply/demand dynamics, and growth potential. The Company evaluates the economic viability of each opportunity before making capital allocation decisions and may decide to participate in one or more facets of the supply chain based on the dynamics mentioned above. The Company targets best-in-class assets in relevant markets with large addressable populations in limited license states that are either currently or soon expected to be approved for adult-use. By establishing a substantial presence in markets that have the greatest growth potential, the Company expects to be well-positioned to have a first-mover advantage for future growth in adult-use cannabis as the market continues to expand.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

The Company plans to implement its growth strategy by targeting acquisition opportunities in limited license jurisdictions, applying for de novo licenses and expanding its presence in current markets.

COVID-19 Strategy

During the pandemic, the Company was able to maintain operations and expand delivery options and curbside pick-up to provide additional fulfillment models that are safe and efficient for employees and customers. Management has not observed any indicators of impairment to assets or a significant change in the fair value of assets due to the COVID-19 pandemic. The Company evaluated risk of supply chain disruption as well as staffing disruption. While Ayr has not experienced any failure to secure critical supplies or services, future disruptions in the supply chain are possible and may significantly increase cost or delay production time. To mitigate this risk, bulk orders are being placed in advance with key vendors. To remediate the risk of staffing disruption, the Company implemented new safety procedures in accordance with the guidance of the CDC at all locations to better protect the health and safety of both employees and customers. The Company is re-assessing its response to the COVID-19 pandemic on an ongoing basis. Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact of these developments on all aspects of the business.

Recent Developments

Subsequent to June 30, 2021, The Company entered a binding agreement to acquire Cultivauna, LLC (“Cultivauna”), the owner of Levia branded cannabis infused beverages and tinctures. Ayr intends to purchase 100% membership interests in Cultivauna, LLC. The terms of the transaction include upfront consideration of $20 million, made up of $10 million in cash and $10 million in stock. An earn-out payment of up to an additional $40 million of stock consideration will be contingent on the achievement of revenue targets in 2022 and 2023. The acquisition is subject to customary closing conditions, regulatory approvals, and reaching an agreement on definitive documentation.

Nevada

Subsequent to June 30, 2021, the Company entered a definitive purchase agreement to acquire Tahoe Hydroponics Company, LLC (“Tahoe Hydro”), a cultivation and production company, and NV Green, Inc (“NV Green”) a production company. Ayr intends to purchase 100% of the membership interested in Tahoe Hydro and NV Green, adding two cultivation licenses, one production license, and one distribution license to Ayr’s Nevada footprint. The terms of the transaction, subject to adjustment, include consideration of $17 million, made up of $5 million in cash, $3.5 million in debt, and approximately $8.5 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals.

Illinois

Subsequent to June 30, 2021, The Company entered into a definitive agreement to acquire Herbal Remedies Dispensaries, LLC (“Herbal”), an operator of two licensed retail dispensaries in Illinois. Ayr intends to purchase 100% membership interests in Herbal. The terms of the transaction, subject to adjustment, include consideration of $30 million, made up of $8 million in cash, $12 million in sellers notes, and $10 million in stock. The acquisition is subject to customary closing conditions and regulatory approvals.

Subsequent to June 30, 2021, Land of Lincoln Dispensary, LLC was awarded a conditional retail dispensary license in Illinois via the state’s lottery process. Ayr is an operational and 49% equity partner in Land of Lincoln.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Acquisitions – Definitive Agreements and Term Sheets

Massachusetts

On February 26, 2020, the Company entered a binding term sheet with Eskar Holdings, LLC, to acquire 100% of the membership interests in Eskar Holdings LLC. Subsequent to the signing of the term sheet, the Company entered both a definitive membership interest purchase agreement and purchase and sale agreement. Pursuant to the agreements, the Company will be acquiring rights to legally open and operate an adult-use cannabis licensed retail store along with the purchase of the property located in the Town of Watertown, Massachusetts. The Company has agreed to pay a purchase price consisting of $1 million cash. In addition, for the purchase of the property, the Company paid a purchase price of $5 million cash. The closing of the acquisition is subject to, among other things, regulatory approval.

Subsequent to June 30, 2021, the Company completed its arrangement with Eskar Holdings, LLC.

New Jersey

On March 29, 2021, the Company entered a definitive agreement to acquire Garden State Dispensary (“GSD”). The total purchase price is approximately $101 million, consisting of cash, stock, and promissory notes. Earn-outs based on exceeding revenue target thresholds in 2022 will be capped at $97 million and payable in a combination of cash, promissory notes, and exchangeable shares. Pursuant to the agreement, the Company will be acquiring one of the 12 existing vertical license holders in New Jersey and one of the state’s original six alternative treatment centers (“ATCs”). GSD has three open dispensaries, the largest footprint of any operator, at heavily trafficked highway locations throughout the central region of the state, as well as 30,000 square feet of cultivation and production facilities in operation. An additional 75,000 square feet is currently under construction.

The closing for the acquisition is subject to, among other things, regulatory approval and due diligence. The acquisition has not closed.

Forward-Looking Financial Projections or Targets

Based on the results to date, management is expecting revenue during Q3 2021 of approximately $100 million, which reflects growth of over 10% sequentially and 218% year-over-year. Adjusted EBITDA is expected to remain flat with the prior quarter on a US GAAP basis, reflecting the investment in new markets and growth projects that are expected to generate meaningful revenue in the second half of 2021 and 2022.

The company is updating its 2022 targets to reflect its accelerated investments in driving growth in both the retail and wholesale segments. The Company now expects 2022 revenue of approximately $800 million, an increase from its original guidance of at least $725 million. On a US GAAP-adjusted basis, the Company is reiterating its prior guidance for 2022 with Adjusted EBITDA of $300 million.

In developing the 2022 guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations (as well as those referred to under “Forward-Looking Information”):

•	The targets are subject to the timing of pending M&A transactions:

•	New Jersey will close by the end of Q3 2021.

•	The targets are subject to the timing of on-line dates for cultivation and manufacturing capacity as well as retail store openings:

•	Pennsylvania:

▪	45,000 square feet of cultivation and manufacturing capacity, which came on-line in Q2 2021, followed by an additional 38,000 in Q3 2021 and an additional cultivation expansion in Q3 2022.

▪	Three additional retail locations will open in the second half of 2021, bringing the total store count to six.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

•	Arizona:

▪	Construction of 80,000 square feet of additional cultivation and manufacturing capacity will be completed in Q4 2021 with revenues coming on-line in Q2 2022.

•	New Jersey:

▪	76,000 square feet of additional cultivation and manufacturing under construction expected to come on-line in two phases: the first in Q1 2022, the second by year end 2022.

▪	Adult-use sales will begin in Q1 2022.

•	Massachusetts:

▪	Three adult-use retail locations in Greater Boston will be approved to open and will open by Q1 2022.

▪	93,000 sq ft of additional cultivation and manufacturing capacity will come on-line in Q2 2022.

•	Florida:

▪	50 retail locations in Florida by the end of 2021.

▪	Steady, gradual improvement in cultivation yields in Florida and retail throughput in 2021 to reach annual retail revenues of roughly $4 million per store in 2022, in-line with the state average.

•	Ohio:

▪	58,000 square feet of cultivation and manufacturing capacity will come on-line in Q3 2022.

Ayr has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general industry conditions, competition, regulations (including those in respect of the cannabis industry), weather, taxes, that there will be no pandemics or substantially worsened pandemics or other material outbreaks of disease or safety issues or material recalls required, and that there will be no unplanned material changes in facilities, equipment, or customer and employee relations.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Review of the Financial Results for the Three and Six Months Ended June 30, 2021 and 2020

Adjusted EBITDA Reconciliation for the Three and Six Months Ended June 30, 2021 and 2020

	Three Months Ended		Year Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
	$	$	$	$
Loss from operations	(24,880,786)	(5,437,912)	(33,248,953)	(14,015,958)
Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	26,596,051	-	32,388,441	-
Interest	212,666	123,590	456,951	240,236
Depreciation and amortization (from statement of cash flows)	14,587,557	4,049,386	22,063,663	7,859,634
Acquisition costs	1,284,607	368,929	4,421,583	497,309
Stock-based compensation, non-cash	7,151,806	9,103,459	15,375,351	21,248,761
Start-up costs[1]	1,350,226	-	2,973,185	-
Other[2]	1,121,999	239,352	1,407,954	420,464
	52,304,912	13,884,716	46,698,687	30,266,404

Adjusted EBITDA (non-GAAP)	27,424,126	8,446,804	45,838,175	16,250,446

Notes:

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations.

2 Other non-operating adjustments made to exclude the impact of non-recurring items.

Adjusted Gross Profit Reconciliation for the Three and Six Months Ended June 30, 2021 and 2020

	Three Months Ended
	June 30, 2021	June 30, 2020	Year Ended
($ in millions)	$	$	June 30, 2021	June 30, 2020
Gross Profit	22.3	17.1	46.8	33.8
Incremental costs to acquire cannabis inventory in business combination	26.6	-	32.4	-
Interest (within COGS)	0.2	0.1	0.5	0.2
Depreciation and amortization (within COGS)	3.6	0.8	6.1	1.5
Start-up costs (within COGS)	0.4	-	1.6	-
Adjusted Gross Profit (Non-GAAP)	53.1	18.1	87.3	35.5

Unaudited Consolidated Interim Statements of Operations and Comprehensive Loss for the Three and Six Months Ended June 30, 2021 and 2020

	Three Months Ended		Year Ended
($ in millions)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Revenues, net of discounts	91.3	28.3	149.7	61.9
Cost of goods sold excluding fair value items	(42.3)	(11.2)	(70.5)	(28.0)
Incremental costs to acquire cannabis inventory in a business combination	(26.6)	-	(32.4)	-
Gross profit	22.3	17.1	46.8	33.8
Total expenses	(47.2)	(22.6)	(80.0)	(47.8)
Loss from operations	(24.9)	(5.4)	(33.3)	(14.0)
Total other income (expense)	8.8	(0.3)	5.5	(1.9)
Loss before income tax	(16.1)	(5.7)	(27.7)	(15.9)
Provision for income taxes	(4.7)	(4.3)	(9.6)	(8.4)
Net loss and comprehensive loss	(20.7)	(10.0)	(37.4)	(24.3)

Revenue

Revenue for the three months ended June 30, 2021 and 2020, was $91.3 million and $28.3 million, respectively, increasing $63 million or 222%. The increase in revenue was driven by both organic growth and market expansion due to acquisitions. Excluding the addition of our 6th retail store in Nevada, same store sales from our original footprint of Massachusetts and Nevada increased 185%.

Revenue for the six months ended June 30, 2021 and 2020, was $149.7 million and $61.9 million, respectively, increasing $87.8 million or 142%. Between June 30, 2021 and June 30, 2020, Ayr opened or acquired 43 dispensaries further driving the increase in revenue.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Gross Profit

Gross profit for the three months ended June 30, 2021 and 2020, was $22.3 million and $17.1 million, respectively, increasing $5.2 million or 30.4%. Gross profit percentage for the three months ended June 30, 2021 and 2020 was 24.4% and 60.5%, respectively. Gross profit for the six months ended June 30, 2021 and 2020, was $46.8 million and $33.8 million, respectively, an increase of $13.0 million or 38.5%. Gross profit percentage for the six months ended June 30, 2021 and 2020, was 31.3% and 54.7%, respectively.

The decrease in gross profit percentage for the three and six month periods was primarily driven by the incremental costs to acquire cannabis inventory in a business combination. These incremental costs represent the realized fair value impact from the sales of inventory acquired in a business combination.

Adjusted gross profit for the three months ended June 30, 2021 and 2020, was $53.1 million and $18.1 million, respectively, increasing $35 million or 193.6%. Adjusted gross profit percentage for the three months ended June 30, 2021 and 2020, was 58.2% and 63.9%, respectively. The decrease was due to a lower sales base in the prior year due to the impact of COVID-19 resulting in a higher percentage of internally sourced products.

Adjusted gross profit for the six months ended June 30, 2021 and 2020, was $87.3 million and $35.5 million, respectively, increasing $51.8 million or 146.0%. Adjusted gross profit percentage for the six months ended June 30, 2021 and 2020 was 58.3% and 57.4%, respectively. The increase was due to expansion into new markets which results in different macro-economic factors such as pricing, labor cost, and ability to scale.

Total Expenses

Total expenses for the three months ended June 30, 2021 and 2020 were $47.2 million and $22.6 million, respectively, increasing $24.6 million or 109%. The increase in expense is due to an increase in general and administrative expenses and amortization expense of $16.5 and $7.6 million, respectively. Total expenses for the six months ended June 30, 2021 and 2020 were $80.0 million and $47.8 million, respectively, increasing $32.2 million or 67%. The increase in expense is due to an increase in general and administrative expenses and amortization expense of $23.0 and $9.3 million, respectively.

The increase in general and administrative expenses for the three and six month periods was primarily driven by the expansion to new markets and the investment in talent and infrastructure. The increase to amortization expense over the three and six month periods is driven by the acquisition of cannabis licenses, which are classified as intangible assets and amortized over their useful lives.

Total expenses as a percent of revenue during the three months ended June 30, 2021 and 2020, were 52% and 80%, respectively. Total expenses as a percent of revenue during the six months ended June 30, 2021 and 2020, were 53% and 77%, respectively. The decrease for the three and six month periods was driven by operational efficiencies providing leverage as revenue increased during the same periods by 222% and 142%, respectively.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Total Other Income (Expense)

Total other income (expense) for the three months ended June 30, 2021 and 2020 was $8.8 million and ($0.3) million, respectively. Total other income (expense) for the six months ended June 30, 2021 and 2020 was $5.5 million and ($1.9) million, respectively.

The increase for the three- and six-month periods was primarily driven by the increase in the fair value adjustment on contingent consideration.

Income Tax

Income tax expense is recognized based on the expected tax payable on the taxable income for the period and the deferred tax, using tax rates enacted or substantively enacted at period-end. The deferred tax is mainly driven by changes in the amortization of intangibles.

Total income tax expense for the three months ended June 30, 2021 and 2020 was $4.6 million and $4.2 million, respectively. The current tax expense was $8.0 million and $4.2 million, respectively, for the three months ended June 30, 2021 and 2020. The increase in current tax expense was driven by an increase in gross profit for the same periods. The deferred tax (recovery) expense was ($4.1) million and $0.1 million, respectively, for the three months ended June 30, 2021 and 2020.

Total income tax expense for the six months ended June 30, 2021 and 2020 was $9.6 million and $8.4 million, respectively. The current tax expense was $15.8 million and $8.2 million, respectively, for the six months ended June 30, 2021 and 2020. The increase in current tax expense was driven by an increase in gross profit for the same periods. The deferred tax (recovery) expense was ($6.2) million and $0.2 million, respectively, for the six months ended June 30, 2021 and 2020.

Net Loss

Net loss for the three months ended June 30, 2021 and 2020 was ($20.7) million and ($10.0) million, respectively. The decrease was primarily driven by the factors described above.

Net loss for the six months ended June 30, 2021 and 2020 was ($37.4) million and ($24.3) million, respectively. The decrease was primarily driven by the factors described above.

Liquidity and Capital Resources as of June 30, 2021

Selected Liquidity and Capital Resource Information

($ in millions)	June 30, 2021	December 31, 2020
Cash	123.8	127.2
Total current assets	227.2	159.0
Total assets	1,415.8	564.9
Total current liabilities	64.2	57.6
Total long-term liabilities	454.4	222.1
Total liabilities	518.6	279.7
Total shareholders' equity	897.2	285.3

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

As of June 30, 2021, the Company had cash of $123.8 million, other current assets of $103.3 million, current liabilities of $64.2 million, and working capital of $163.0 million compared to December 31, 2020 which had cash of $127.2 million, other current assets of $31.8 million, current liabilities of $57.6 million, and working capital of $101.5 million to meet its current obligations. The overall increase in net working capital is due to the increase in inventory due to the acquisitions and the cash received through an equity offering.

The Company is generating cash from sales and deploying its capital reserves to develop assets capable of producing additional revenues and earnings over both the immediate and near term. Capital reserves are expected to be used for capital expenditures and improvements to existing facilities, marketing, and product development, as well as acquisitions.

Selected Cash Flow Information

	Six Months Ended June 31,
($ in millions)	2021	2020
Net cash (used in) provided by operating activities	(22.4)	15.5
Net cash used in investing activities	(69.8)	(5.7)
Net cash provided by (used in) financing activities	88.8	(2.2)
Net increase (decrease) in cash	(3.4)	7.6
Cash, beginning of the period	127.2	8.4
Cash, end of the period	123.8	16.0

Operating Activities

Net cash (used in) provided by operating activities during the periods ended June 30, 2021 and 2020 was ($22.4) million and $15.5 million, respectively, a decrease of $37.9 million. The decrease in net cash provided by operating activities was driven by tax payments that occurred throughout the period ended June 30, 2021 as well as an investment of cash in inventory.

Investing Activities

Net cash used in investing activities during the periods ended June 30, 2021 and 2020 was ($69.8) million and ($5.7) million, respectively, a decrease of ($64.1) million. The cash used during the current year was due primarily to the cash paid for acquisitions and bridge financing, and investment in property, plant, and equipment.

Financing Activities

Net cash provided by (used in) financing activities during the periods ended June 30, 2021 and 2020 was $88.8 million and ($2.2) million, respectively, an increase of $91 million. The increase in net cash provided by financing activities was primarily due to the proceeds from an equity offering.

Capital Management

The Company’s objectives when managing capital are to ensure sufficient liquidity to support its financial obligations and to execute its operating and strategic plans, managing healthy liquidity reserves and access to capital.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

The Company manages its capital structure and makes adjustments based on the funds available to the Company in order to support business development. The directors do not establish quantitative return on capital criteria for management, but rather rely on the expertise of the Company’s management to sustain future development of the business. In order to carry out the planned business development and pay for administrative costs, the Company will spend its existing working capital and seek to raise additional amounts, as needed. There were no changes in the Company’s approach to capital management during the periods ended June 30, 2021 and December 31, 2020. The Company is not subject to externally imposed capital requirements apart from the need to maintain its listing in accordance with stock exchange requirements.

The Company raises capital, as necessary, to meet its needs and take advantage of perceived opportunities and, therefore, does not have a numeric target for its capital structure. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company plans to use existing funds, as well as funds from the future sale of products, to fund operations and expansion activities. However, the Company may attempt to issue new shares or issue new debt for acquisitions. There can be no assurance that the Company will be able to continue raising capital in this manner.

The Company strengthened its cash position with a senior secured debt offering of $110 million that closed on December 10, 2020 and an equity offering with gross proceeds of approximately $157.6CDN million that closed on January 14, 2021.

Share Capital

As of June 30, 2021 and December 31, 2020, the Company had share capital of $1,174.2 million and $524.3 million, respectively, consisting of additional paid-in capital.

Outstanding Shares

	June 30, 2021	December 31, 2020
Issued and outstanding
Multiple Voting Shares	3,696,486	3,696,486
Subordinate Voting Shares	12,959,049	4,264,417
Restricted Voting Shares	9,262,563	12,588,577
Limited Voting Shares	26,888,625	12,020,647
Exchangeable Shares	6,013,294	2,127,543
Treasury stock	(63,800)	(63,800)

Total number of shares	58,756,217	34,633,870

As of June 30, 2021, the Company had 9,463,575 Subordinate Shares issuable upon the exercise of Warrants, 3,624,429 restricted Exchangeable Share units, and 240,187 Subordinate Shares issuable upon the exercise of options. As of December 31, 2020, the Company had 10,486,312 Subordinate Shares issuable upon the exercise of Warrants, 4,235,150 restricted Exchangeable Share units, and 138,394 Subordinate Shares issuable upon the exercise of rights reserved for issuance.

Liquidity

As of June 30, 2021, the Company had working capital of $163.0 million compared to December 31, 2020 when it had working capital of $127.1 million.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Summary of Future Commitments

Year	Leases	Debt	Total
2021	6,481,620	4,394,384	10,876,004
2022	12,916,859	5,611,722	18,528,581
2023	12,947,606	11,446,496	24,394,102
2024	12,158,470	147,809,548	159,968,018
2025	10,874,523	22,504,885	33,379,408
Thereafter	96,439,599	-	96,439,599
Total Commitments	151,818,677	191,767,035	343,585,712

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements, with the exception of the definitive agreements and term sheets referenced in Note 17 in the interim financial statements, that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Related Party Transactions

Related parties are defined as management and members of the Company and/or members of their immediate family and/or other companies and/or entities in which a board member or senior officer is a principal owner or senior executive. Other than disclosed elsewhere in the interim financial statements, related party transactions and balances are as follows:

Mercer Park, L.P. entered into a management agreement with the Company dated May 24, 2019. As of June 30, 2021 and December 31, 2020, $736,399 and $83,371 was included in prepaid expenses as an advance for these services. Included in expenses for the three and six months ended June 30, 2021, are management fees of $2,636,279 and $4,423,352 that are included in general and administrative expenses and embedded lease fees of $115,575 and $231,150 that are included in operating lease expense. The management fee is paid monthly and varies based on actual costs incurred by the related entity when providing the Company administrative support, management services, office space, and utilities. In addition, the management fees pay other corporate or centralized expenses based on actual cost, including but not limited to legal and professional fees, software, and insurance. The agreement is a month-to-month arrangement.

As of June 30, 2021 and December 31, 2020, Glass House Brands Inc. (“Glass House”), formerly Mercer Park Brand Acquisition Corp., a company that had limited services shared with the Company, owed to Ayr $176,858 and $135,000. This is included in due from related parties.

During the three and six months ended June 30, 2021, the Company incurred fees from Panther Residential Management, LLC (“Panther”), a company partially owned by a board member of Ayr. The total incurred fees were $25,500 and $51,000 (2020: $25,500 and $51,000) of office expenses, $225,000 and $375,000 (2020: $112,500 and $225,000) of rental fees, and $62,682 and $129,227 (2020: $1,187 and $2,495) of interest expense.

Directors and officers of the Company are considered key members of management. Compensation for the directors and officers in the respective years were comprised of:

	Three Months Ended		Six Months Ended
	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Compensation and benefits, included in management fee	$937,500	$529,375	$1,875,000	$998,750
Stock-based compensation, non-cash	7,151,806	9,103,459	15,375,351	15,375,351
Total compensation	$8,089,306	$9,632,834	$17,250,351	$16,374,101

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Refer to Notes 11 and 16 for additional information around the debts payable and non-cash stock-based compensation plan and calculation, respectively, for the three and six months ended June 30, 2021 and 2020.

Significant Accounting Judgments and Estimates

The application of the Company’s accounting policies requires management to use estimates and judgments that can have a significant effect on the revenues, expenses, assets and liabilities recognized, and disclosures made in the interim financial statements.

Management’s best estimates concerning the future are based on the facts and circumstances available at the time estimates are made. Management uses historical experience, general economic conditions, and assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically, and the effects of any changes are recognized at that time. Actual results could differ from the estimates used.

The global pandemic outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, store closures, self-imposed quarantine periods and social distancing, may cause material disruption to businesses globally resulting in an economic slowdown. COVID-19 has cast uncertainty on the assumptions used by management in making its judgments and estimates.

The following discusses the most significant accounting judgments, estimates and assumptions that the Company has made in the preparation of its financial statements.

Business combination

A business combination is a transaction or event in which an acquirer obtains control of one or more businesses and is accounted for using the acquisition method. The total consideration paid for the acquisition is the aggregate of the fair values of assets acquired, liabilities assumed, and equity instruments issued in exchange for control of the acquiree at the acquisition date. The acquisition date is the date when the Company obtains control of the acquiree.

Contingent consideration is measured at its acquisition date fair value and is included as part of the consideration transferred in a business combination, subject to the applicable terms and conditions.

Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as a liability is remeasured at subsequent reporting dates in accordance with the criteria and guidance provided under ASC 450 – Contingencies.

Based on the facts and circumstances that existed at the acquisition date, management will perform a valuation analysis to allocate the purchase price based on the fair values of the identifiable assets acquired and liabilities assumed on the acquisition date. Management has one year from the acquisition date to confirm and finalize the facts and circumstances that support the finalized fair value analysis and related purchase price allocation. Until such time, these values are provisionally reported and are subject to change. Changes to fair values and allocations are retrospectively adjusted in subsequent periods.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

In determining the fair value of all identifiable assets acquired and liabilities assumed, the most significant estimates generally relate to contingent consideration and intangible assets. Management exercises judgment in estimating the probability and timing of when earn-outs are expected to be achieved, which is used as the basis for estimating fair value. Identified intangible assets are fair valued using appropriate valuation techniques which are generally based on a forecast of the total expected future net cash flows of the acquiree. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

Judgment is applied in determining whether an acquisition is a business combination or an asset acquisition by considering the nature of the assets acquired and the processes applied to those assets, or if the integrated set of assets and activities is capable of being conducted and managed for the purpose of providing a return to investors or other owners.

Inventory

In calculating the value of inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, expected yields for the cannabis plants, harvesting costs, net realizable value, selling costs, average or expected selling prices, and impairment factors. In calculating final inventory values, management compares the inventory costs to estimated net realizable value as well as investigates slow moving inventory, if applicable. The estimates are judgmental in nature and are made at a point in time, using available information, such as expected business plans and expected market conditions. Periodic reviews are performed on the inventory balance with the changes in inventory reserves reflected in cost of goods sold.

Estimated useful lives and depreciation of PPE

Depreciation of PPE is dependent upon estimates of useful lives, which are determined through the exercise of judgments. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Valuation, estimated life and impairment of intangible assets

Management uses significant judgment in estimating the useful lives and impairment. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Impairment tests rely on judgments and estimates related to growth rates, discount rates, and estimated margins.

Goodwill impairment

Goodwill is tested for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of goodwill may have been impaired. In order to determine that the value of goodwill may have been impaired, the Company performs a qualitative assessment to determine that it was more-likely-than-not if the reporting unit’s carrying value is less than the fair value, indicating the potential for goodwill impairment. A number of factors, including historical results, business plans, forecasts, and market data are used to determine the fair value of the reporting unit. Changes in the conditions for these judgments and estimates can significantly affect the assessed value of goodwill.

Leases

Each capitalized lease is evaluated to determine if the Company would exercise any of the renewal options offered. Several material factors are considered in determining if the renewal options would be exercised, such as length of the renewal, renewal rate, and ability to transfer locations. When measuring lease liabilities, the Company used discounted lease payments using a weighted-average rate in the range of 9.8% to 15.0% per annum. The weighted-average rate is based on the internal borrowing rate, which relies on judgments and estimates.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Provisions and contingent liabilities

When the Company is more likely than not to incur an outflow of resources to settle an obligation and the amount can be reasonably estimated, a contingent liability is recorded. The contingent liability is recorded at management’s best estimates of the expenditure required to settle the obligation at period end, discounted to the present value, if material.

Financial instruments

To determine the fair value of financial instruments, the Company develops assumptions and selects certain methods to perform the fair value calculations. Various methods considered include but are not limited to: (a) assigning the value attributed to the transaction at the time of origination; (b) re-measuring the instrument if it requires concurrent fair value measurement; and (c) valuing the instrument at the issuance value less any amortized costs. As judgment is a factor in determining the value and selecting a method, as well as the inherent uncertainty in estimating the fair value, the valuation estimates may be different.

Application of the option pricing model requires estimates in expected dividend yields, expected volatility in the underlying assets, and the expected life of the financial instruments. These estimates may ultimately be different from amounts subsequently realized, resulting in an overstatement or understatement of net loss and comprehensive loss.

Expected credit loss

Management determines expected credit loss (“ECL”) by evaluating individual receivable balances and considering customers’ financial condition and current economic conditions. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. All receivables are expected to be collected within one year of the period end.

Risk Factors

Please refer to the Company’s final non-offering prospectus dated February 24, 2021, the Company’s management information circular dated June 7, 2021, and the Company’s Annual Information Form for information on the risk factors to which the Company is subject. In addition, see “Cautionary Note Regarding Forward-Looking Information” above.

Financial Instruments, Financial Risk Management and Other Instruments

The Company does not utilize financial instruments such as derivatives to manage financial risks. The Company's financial instruments consist of cash, deposits, accounts receivable, accounts payable, debts payable, senior secured notes, and contingent consideration included as purchase consideration relating to business combinations. These financial instruments are measured at fair value or are short-term in nature where fair value approximates their carrying value (see Note 18 to the financial statements).

The Company is exposed to credit risk, liquidity risk and interest rate risk. The Company’s management oversees the management of these risks. The Company`s management is supported by the members that advises on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by appropriate policies and procedures and financial risks are identified, measured and managed in accordance with Company policies and risk appetite.

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Fair value measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or, in the absence of a principal market, in the most advantageous market for the asset or liability. The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits from the asset’s highest and best use or by selling it to another market participant that would utilize the asset in its highest and best use.

The Company uses valuation techniques that are considered to be appropriate in the circumstances and for which there is sufficient data with unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the interim financial statements are categorized within the fair value hierarchy. This is described, as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2 inputs are observable inputs other than quoted prices included within Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

The hierarchy used to fair value the financial instruments as of June 30, 2021 and December 31, 2020, were as follows:

•	Level 1: Cash and deposits

•	Level 2: None

•	Level 3: Contingent consideration issued as purchase consideration relating to business combinations

There were no transfers between levels in the hierarchy. For financial assets and liabilities not measured at fair value, their carrying value is considered to approximate fair value due to their market terms.

	Carrying values
Financial assets June 30, 2021	FVTPL	AC	Total
Cash	$123,835,778	$-	$123,835,778
Deposits	3,304,951	-	3,304,951
Accounts receivable	-	6,545,465	6,545,465
	$127,140,729	$6,545,465	$133,686,194

December 31, 2020
Cash	$127,238,165	$-	$127,238,165
Deposits	1,562,493	-	1,562,493
Accounts receivable	-	3,464,401	3,464,401
	$128,800,658	$3,464,401	$132,265,059

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

	Carrying values
Financial liabilities June 30, 2021	FVTPL	AC	Total
Contingent consideration	$129,133,701	$-	$129,133,701
Trade payables	-	21,779,266	21,779,266
Accrued liabilities	-	15,443,126	15,443,126
Accrued interest payable	-	4,013,887	4,013,887
Purchase consideration payable	-	661,383	661,383
Debts payable	-	184,990,478	184,990,478
	$129,133,701	$226,888,140	$356,021,841

December 31, 2020
Contingent consideration	$22,961,411	$-	$22,961,411
Trade payables	-	8,899,786	8,899,786
Accrued liabilities	-	8,706,813	8,706,813
Accrued interest payable	-	3,301,155	3,301,155
Purchase consideration payable	-	9,053,057	9,053,057
Debts payable	-	165,885,544	165,885,544
	$22,961,411	$195,846,355	$218,807,766

The Company is exposed to credit risk, liquidity risk, and interest rate risk. The Company’s management oversees the management of these risks. The Company’s management is supported by the members of the Board of Directors that advise on financial risks and the appropriate financial risk governance framework for the Company. The Company’s financial risk activities are governed by policies and procedures and financial risks are identified, measured, and managed in accordance with the Company’s policies and the Company’s risk appetite.

The Company quantified the sensitivity of inputs in relation to the contingent consideration as of June 30, 2021 and December 31, 2020, and would expect the following effects on fair value in the event of changes to the discount rate to the earn-out provisions related to the acquisitions of Sira and Oasis, respectively:

			Value at period end
Significant assumption	Inputs	Sensitivity	June 30, 2021	December 31, 2020
Discount rate	10.0%	Increase 1%	$23,886,554	$22,681,839
		Decrease 1%	24,262,042	23,247,053

			Value at period end
Significant assumption	Inputs	Sensitivity	June 30, 2021	December 31, 2020
Discount rate	9.8%	Increase 1%	$119,748,700	$-
		Decrease 1%	123,249,600	-

Credit Risk

Credit risk is the risk of unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash, deposits, and accounts receivable. To address its credit risk arising from cash and deposits, the Company ensures to keep these balances with reputable financial institutions. The Company has not recorded an ECL as all amounts are considered to be recoverable and are immaterial. The Company is not significantly exposed to its accounts receivable due to its diversified customer base and a stringent collection policy. No ECL has been recorded by the Company as all receivables are expected to be collected and are not significant. As of June 30, 2021 and December 31, 2020, the maximum amount exposed to credit risks was $130,381,243 and $130,702,566, respectively, including cash. The components of accounts receivable as of June 30, 2021 and December 31, 2020, were:

	0-30 days	31-90 days	Over 90 days	Total
Balance, as of June 30, 2021	$5,982,362	$485,523	$77,580	$6,545,465
Balance, as of December 31, 2020	2,995,368	469,033	-	3,464,401

Ayr Wellness Inc.

Management’s Discussion and Analysis

For the Three and Six Months Ended June 30, 2021 and 2020

Liquidity Risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash in a cost-effective manner to fund its obligations as they come due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. The Company manages liquidity risk through maintaining sufficient funds on hand and continuously monitoring forecast and actual cash flows. As of June 30, 2021 and December 31, 2020, all trade payables and accrued liabilities are due within a year. Refer to the Summary of Future Commitments table for future lease and debt commitments. The Company has the following gross obligations as of June 30, 2021, which are expected to be payable:

	Less than 1 year	1-5 years	> 5 years	Total
Trade payables and accrued liabilities	$37,222,392	$-	$-	$37,222,392
Lease obligations	6,481,620	48,897,458	96,439,599	151,818,677
Purchase consideration	661,383	-	-	661,383
Income tax payable	13,982,297	-	-	13,982,297
Debt Payable	4,394,384	77,372,651	-	81,767,035
Contingent consideration	-	27,500,000	-	27,500,000
Senior secured notes	-	110,000,000	-	110,000,000
Accrued interest payable	1,200,779	2,813,108	-	4,013,887
	$63,942,855	$266,583,217	$96,439,599	426,965,671

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its cash and long-term debts. Cash and deposits bear interest at market rates. The Company’s debts have fixed rates of interest. The Company does not use any derivative instruments to hedge against interest rate risk and believes that the change in interest rates will not have a significant impact on its financial results.

Currency Risk

The operating results and financial position of the Company are reported in United States dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the United States dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

As of June 30, 2021 and December 31, 2020, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time. The Company believes that a change in exchange rates will not have a significant impact on financial results. The Company performed a sensitivity analysis on the conversion rate applied to Canadian balances:

	Value at year end			Effect on fair value, as at
	Dr (Cr.)	Conversion rate		June 30, 2021
Balance sheet account	CDN	$	Sensitivity	$
Cash and cash equivalents	181,688	0.8084	Increase / Decrease 1%	1,469